Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated April 17, 2009, relating to the consolidated financial statements of O2Micro International Limited (the “Company”)(which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Standards No. 157, “Fair Value Measurements” on January 1, 2008 and the adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109”on January 1, 2007) and the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 20-F of the Company for the year ended December 31, 2008.

Deloitte & Touche
Taipei, Taiwan
Republic of China
October 14, 2009